Exhibit 1

     Earning Release

ELBIT SYSTEMS REPORTS
FOURTH QUARTER AND FULL YEAR 2011 RESULTS

 2011 Revenues at $2.8 billion; Backlog of orders at $5.5 billion;
Net income of $90 million

Haifa, Israel, March 14, 2012 – Elbit Systems Ltd. (the "Company") (NASDAQ and TASE: ESLT), the international defense electronics company, reported today its consolidated results for the fourth quarter and full year ended December 31, 2011.

In this release, the Company is providing its usual US-GAAP results as well as additional non-GAAP financial data, which are intended to provide investors a more comprehensive understanding of the Company's business results and trends. Unless otherwise stated, all financial data presented is GAAP financial data.

In addition, as previously announced, non-GAAP fourth quarter 2011 results exclude the impact of the cessation of a program with a foreign customer which resulted in a write-off of inventories as well as various costs resulting from the cessation. The Company is currently in discussions with the Israeli Ministry of Defense regarding arrangements with respect to claims of the Company as a result of cessation of the program.

Management Comment:

Joseph Ackerman, President and CEO of Elbit Systems, commented: “During the fourth quarter we were presented with some challenges which impacted on our margins and profitability. Looking ahead, we see some pricing pressure in our markets due to reduction in defense budgets in some of the developed markets in which we operate. However, 2011 demonstrated solid top line improvement over last year. Thanks to our wide geographic spread with strong presence in some key emerging markets and some cost cutting and efficiency measures that we are taking, we expect improvements in our gross and operating margins from current fourth quarter levels. Also, we see very strong importance in maintaining our investments for the future, mainly through our R&D, enabling us to develop new technologies, as well as to find ways to leverage and integrate our diverse range of existing technologies. The array of new products and platforms, launched over the last several years, are the outcome of our R&D investments, providing for our ongoing and long-term leadership in the electronic defense industry. I believe that we remain well positioned strategically, operationally and financially over the long-term.”

Fourth quarter 2011 results:

Revenues in the fourth quarter of 2011 were $841.9 million, growing by 5% compared to $798.7 million in the fourth quarter of 2010. The leading contributor to the growth in the Company's revenues was the airborne area of operations. The increase in the airborne area of operations resulted primarily due to the acquisition of the M7 operations. The revenues of the electro-optics area of operations were reduced, compared with the fourth quarter of 2010, due to reduced revenues in reconnaissance systems and night vision products.

Gross profit amounted to $141.7 million (16.8% of revenues) in the fourth quarter of 2011, as compared to $231.9 million (29.0% of revenues) in the fourth quarter of 2010. The non-GAAP gross profit in the fourth quarter of 2011 was $222.3 million, (26.4% of revenues), compared to $254.5 million (31.9% of revenues) in the fourth quarter of 2010. The gross profit in the fourth quarter of 2011 included an expense of $72.8 million, as a result of the cessation of a program with a foreign customer.  The lower gross margin in the quarter is also due to an unfavorable project mix with lower profitability than the Company has seen in recent quarters.

Research and development expenses, net were $76.0 million (9.0% of revenues) in the fourth quarter of 2011, as compared to $68.5 million (8.6% of revenues) in the fourth quarter of 2010.

     Earning Release

Marketing and selling expenses were $65.1 million (7.7% of revenues) in the fourth quarter of 2011, as compared to $65.9 million (8.2% of revenues) in the fourth quarter of 2010.

General and administrative expenses were $34.8 million (4.1% of revenues) in the fourth quarter of 2011, as compared to $40.8 million (5.1% of revenues) in the fourth quarter of 2010.

Operating loss was $34.1 million in the fourth quarter of 2011, as compared to operating income of $56.7 million (7.1% of revenues) in the fourth quarter of 2010. The non-GAAP operating income in the fourth quarter of 2011 was $53.2 million (6.3% of revenues), as compared to $89.0 million (11.1% of revenues) in the fourth quarter of 2010. The operating loss in the fourth quarter of 2011 included the $72.8 million expense mentioned above.

Financial income, net was $9.6 million in the fourth quarter of 2011, as compared to financial expenses, net, of $11.6 million in the fourth quarter of 2010. Financial income, net, was comparatively higher in the fourth quarter of 2011 due to income from currency hedging activities, and interest on the settlement of the ImageSat debt transaction.

Taxes on income showed a tax benefit of $6.9 million in the fourth quarter of 2011, as compared to a tax expense on income of $2.4 million in the fourth quarter of 2010.  This resulted from a net loss before tax of $24.0 in the fourth quarter of 2011.

Equity in net earnings of affiliated companies and partnership was $4.8 million (0.6% of revenues) in the fourth quarter of 2011, as compared to $5.6 million (0.7 % of revenues) in the fourth quarter of 2010.

Net income attributable to non-controlling interests was $0.4 million in the fourth quarter of 2011, as compared to $5.3 million in the fourth quarter of 2010. The decrease resulted mainly from the acquisition of 30% of Elisra's shares in the first quarter of 2011.

Loss from discontinued operations, net was $0.3 million. The amount reflects a net loss related to a held-for-sale business acquired during 2010, as part of the acquisition of the Mikal group of companies.

Net loss attributable to the Company's shareholders in the fourth quarter of 2011 was $13.0 million (1.5% of revenues), as compared with net income of $43.7 million (5.5% of revenues) in the fourth quarter of 2010. The non-GAAP net income in the fourth quarter of 2011 was $60.6 million (7.2% of revenues), as compared to $70.8 million (8.9% of revenues) in the fourth quarter of 2010.

Diluted net loss per share attributable to the Company's shareholders was $0.31 for the fourth quarter of 2011, as compared with diluted net earnings per share of $1.01 for the fourth quarter of 2010. The non-GAAP diluted earnings per share in the fourth quarter of 2011 were $1.41, as compared to $1.64 in the fourth quarter of 2010.

Full year 2011 results:

Revenues for the year ended December 31, 2011 were $2,817.5 million, as compared to $2,670.1 million in the year ended December 31, 2010. The leading contributors to the Company's revenues were the airborne and C4ISR systems areas of operations. The major increase was in the airborne area of operations, which included in 2011 revenues of the M7 operations, acquired in the fourth quarter of 2010 and which contributed to the revenue growth in 2011. The revenues of the electro-optics area of operations were reduced, compared with the year ended December 31, 2010, due to the reduced revenues in reconnaissance systems and night vision products.

Cost of revenues for the year ended December 31, 2011 was $2,085.5 million, as compared to $1,872.3 million in the year ended December 31, 2010. Cost of revenues included an expense of $72.8 million related to the cessation of a program with a foreign customer.

     Earning Release

Gross profit for the year ended December 31, 2011 was $732.0 million (26.0% of revenues), as compared with gross profit of $797.9 million (29.9% of revenues) in the year ended December 31, 2010. The decrease in the amount of gross profit in 2011 resulted primarily from the expense of $72.8 million mentioned above and reduced gross profit in the mix of programs sold in the year. The non-GAAP gross profit in 2011 was $835.7 million (29.7% of revenues), as compared to $835.7 (31.3% of revenues) in 2010.

Research and development expenses, net for the year ended December 31, 2011 were $241.1 million (8.6% of revenues), as compared to $234.1 million (8.8% of revenues) in the year ended December 31, 2010.

Marketing and selling expenses for the year ended December 31, 2011 were $235.9 million (8.4% of revenues), as compared to $229.9 million (8.6% of revenues) in the year ended December 31, 2010.

General and administrative expenses for the year ended December 31, 2011 were $139.3 million (4.9% of revenues), as compared to $131.2 million (4.9% of revenues) in the year ended December 31, 2010.

Other operating income, net for the year ended December 31, 2010 amounted to $4.8 million. The amount reflects a net gain of $4.8 million in the second quarter of 2010, related to the revaluation of the previously held Azimuth shares at the acquisition date due to its accounting treatment as a business combination achieved in stages.

Financial expenses, net for the year ended December 31, 2011 were $13.6 million, as compared to $21.3 million in the year ended December 31, 2010. The financial expenses in 2011 decreased as a result of income primarily from currency hedging activities and settlement of the ImageSat debt.

Other income, net for the year ended December 31, 2010 amounted to $13.3 million. It included a gain of $12.8 million related to the selling of Mediguide shares in the first quarter of 2010.

Taxes on income for the year ended December 31, 2011 were $13.6 million (effective tax rate of 13.1%), as compared to taxes on income of $24.0 million (effective tax rate of 12.1%) in the year ended December 31, 2010. The effective tax rate is affected by the mix of the tax rates in the various jurisdictions in which the Company's entities generate taxable income.

Equity in net earnings of affiliated companies and partnership for the year ended December 31, 2011 was $15.4 million (0.5% of revenues), as compared to $18.8 million (0.7% of revenues) in the year ended December 31, 2010.

Loss from discontinued operations, net for the year ended December 31, 2011 amounted to $16.0 million. The amount reflects a net loss related to an impairment of held-for-sale investment acquired during 2010, as part of the acquisition of the Mikal group of companies. The net loss from discontinued operations (after deducting the minority interest and tax) amounted to $9.5 million.

Net loss attributable to non-controlling interests for the year ended December 31, 2011 was $0.5 million, as compared to net income of $11.5 million in the year ended December 31, 2010. Excluding the loss related to impairment of asset held-for-sale, the net income attributable to non-controlling interests in the year ended December 31, 2011 was $6.0 million (0.2% of revenues).

Net income attributable to the Company's shareholders for the year ended December 31, 2011 was $90.3 million (3.2% of revenues), as compared with $183.5 million (6.9% of revenues) in the year ended December 31, 2010. The net income in 2011 included the net effect of the cessation of the above-mentioned project, which amounted to $62 million. The non-GAAP net income in the year ended December 31, 2011 was $206.6 million (7.3% of revenues), as compared to $221.9 million (8.3% of revenues) in the year ended December 31, 2010.

Diluted net earnings per share attributable to the Company's shareholders for the year ended December 31, 2011 were $2.09, as compared with $4.25 for the year ended December 31, 2010. The non-GAAP diluted net earnings per share in the year ended December 31, 2011 were $4.79, as compared to $5.13 in the year ended December 31, 2010.

     Earning Release

The Company’s backlog of orders for the year ended December 31, 2011 totaled $5,528 million, as compared with $5,446 million as of December 31, 2010. Approximately 75% of the current backlog is attributable to orders from outside Israel. Approximately 72% of the current backlog is scheduled to be performed during 2012 and 2013. The backlog of orders was reduced in the fourth quarter of 2011, as a result of the cessation of the program mentioned above.

Operating cash flow for the year ended December 31, 2011 was $190.9 million, as compared to $186.0 million in the year ended December 31, 2010. The increase in operating cash flow was mainly a result of an increase in advances received from customers.

Non-GAAP financial data:

The following non-GAAP financial data is presented to enable investors to have additional information on the Company's business performance as well as a further basis for periodical comparisons and trends relating to the Company's financial results. The Company believes such data provides useful information to investors by facilitating more meaningful comparisons of the Company's financial results over time. Such non-GAAP information is used by the Company's management to make strategic decisions, forecast future results and evaluate the Company's current performance. However, investors are cautioned that, unlike financial measures prepared in accordance with GAAP, non-GAAP measures may not be comparable with the calculation of similar measures for other companies.

The non-GAAP financial data includes reconciliation adjustments regarding non-GAAP gross profit, operating income, net income and diluted EPS. In arriving at non-GAAP presentations, companies generally factor out items such as those that have a non-recurring impact on the income statements, various non-cash items, significant effects of retroactive tax legislation and changes in accounting guidance and other items which, in management's judgment, are items that are considered to be outside of the review of core operating results.

In the Company's non-GAAP presentation, the Company made the following adjustments: (1) added back amortization of purchased intangible assets, (2) added back significant reorganization, restructuring and other related expenses, (3) added back impairment of investments, including impairment of auction rate securities,   (4) subtracted gain from changes in holdings, including revaluation of the previously held shares at the acquisition date when a business combination is achieved in stages (step-up), (5) added back impairment loss from discontinued operations, (6) excluded the impact of the cessation of a program with a foreign customer and (7) excluded the income tax effects of the foregoing.

These non-GAAP measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations, as determined in accordance with GAAP, and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP measures.  Investors should consider non-GAAP financial measures in addition to, and not as replacements for or superior to, measures of financial performance prepared in accordance with GAAP.

     Earning Release

Reconciliation of GAAP to Non-GAAP (Unaudited) Supplemental Financial Data:
(US Dollars in millions)

	Three Months ended December 31		Year ended December 31
	2011	2010	2011	2010	2009

GAAP gross profit	141.7	231.9	732.0	797.9	849.5
Adjustments:
Amortization of purchased intangible assets	7.8	9.8	30.9	25.0	22.2
Cessation of program(1)	72.8	-	72.8	-	-
Reorganization, restructuring and other related expenses(2)	-	12.8	-	12.8	-
Non-GAAP gross profit	222.3	254.5	835.7	835.7	871.7
Percent of revenues	26.4%	31.9%	29.7%	31.3%	30.8%

GAAP operating income	(34.1)	56.7	115.7	207.4	262.5
Adjustments:
Amortization of intangible assets	14.5	15.3	57.3	47.7	44.0
Cessation of program(1)	72.8	-	72.8	-	-
Reorganization, restructuring and other related expenses(2)	-	16.4	-	16.4	-
Impairment of investments(3)	-	0.6	-	1.3	1.4
Gain from changes in holdings(4)	-	-	-	(4.8)	-
Non-GAAP operating income	53.2	89.0	245.8	268.0	307.9
Percent of revenues	6.3%	11.1%	8.7%	10.0%	10.9%

GAAP net income (loss) attributable to Elbit Systems’ shareholders	(13.0)	43.7	90.3	183.5	214.9
Adjustments:
Amortization of intangible assets	14.5	15.3	57.3	47.7	44.0
Cessation of program(1)	72.8	-	72.8	-	-
Reorganization, restructuring and other related expenses (2)	-	16.4	-	16.4	-
Impairment of investments(3)	-	0.6	0.5	1.3	1.4
Gain from changes in holdings(4)	-	-	-	(17.6)	(1.0)
Adjustment of loss (gain) from discontinued operations, net (5)	0.1	(0.5)	9.4	(0.5)	-
Related tax benefits	(13.8)	(4.7)	(23.7)	(8.9)	(9.0)
Non-GAAP net income attributable to Elbit Systems' shareholders	60.6	70.8	206.6	221.9	250.3
Percent of revenues	7.2%	8.9%	7.3%	8.3%	8.8%

Non-GAAP diluted net EPS	1.41	1.64	4.79	5.13	5.80

(1)	Adjustment of expenses related to cessation of program, which resulted in write-off of inventories and other related costs.
(2)
Adjustment of reorganization, restructuring and other related expenses in 2010 are mainly due to write-off of inventories in the amount of approximately $13 million related to the acquisition of Soltam and ITL.

(3)	Adjustment of impairment of available for sale marketable securities and an impairment of intangible assets.
(4)
Adjustment of gain in the amount of $12.8 million from the sale of Mediguide shares, and adjustment of net gain in the amount of $4.8 million, related to revaluation of a previously held investment, due to accounting treatment as a business combination achieved in stages during 2010.

(5)
Adjustment of loss from discontinued operations, net of tax and minority interests, related to impairment of held-for-sale investment acquired during 2010, as part of the acquisition of the Mikal group of companies.

     Earning Release

Recent Events:

On December 4, 2011, the Company announced that its subsidiary in the U.S., Elbit Systems of America, LLC. ("Elbit Systems of America"), was awarded a five-year, Indefinite Delivery/Indefinite Quantity ("IDIQ") contract, in an amount of up to $38.5 million, by the Defense Logistics Agency-Ogden for the manufacture of Reliability and Maintainability Electronic Module Assemblies for all U.S. Air Force Block 30 and Block 50 F-16 Wide Angle Conventional Head-Up Displays. Elbit Systems of America received initial orders in the amount of $3 million under the IDIQ contract.

On December 7, 2011, the Company announced that it was awarded contracts to supply Lightweight Weapons Stations ("LWS") to the Israel Ministry of Defense ("IMOD") and to a European Army. In Israel, Elbit Systems was awarded a contract valued at approximately $11 million, for development and initial procurement, as part of an upgrade process of the Israel Defense Forces’ ("IDF") lightweight weapons arsenal. The 7.62mm, 12.7mm and 40mm LWS are designed to be installed onboard Armored Personnel Carriers and Armored Fighting Vehicles and are to be supplied over an 18-month period. The Company also was awarded a contract, valued at approximately $10 million, to supply a European Army with 12.7mm LWS. The stations are to be installed onboard Pandur 6x6 vehicles and will be supplied over a period of one year.

On December 22, 2011, the Company announced that the Israeli Government, due to political considerations, did not renew the Company's export authorizations to complete performance under an approximately $90 million contract awarded several years ago, to supply systems to a foreign customer. The Company turned to the Israeli Ministry of Defense regarding compensation with respect to potential liability the Company may incur as a result of the non-renewal of the export authorizations, and the Director General of the Ministry of Defense decided to enter into discussions immediately with the Company in order to endeavor to reach an agreed upon arrangement regarding this issue.

On December 29, 2011, the Company announced, further to its announcement dated April 8, 2011 regarding the filing of a lawsuit against the Government of Georgia ("Georgia"), that the Company and Georgia signed settlement agreements for settling all claims and disputes. According to the settlement, Georgia will pay the Company an amount of approximately $35 million and will also return to the Company certain equipment and sub-systems, that were supplied to Georgia by the Company in the past, in exchange for the full release of these claims. Subject to the completion of its terms, the settlement brings this matter to a close, without having a material effect on the Company's financial results.

On January 3, 2012, the Company announced that it was awarded a contract, valued at approximately $50 million, to supply Hermes 900® Unmanned Aircraft Systems ("UAS") to a governmental office of a country in the Americas. The UAS will be operated in a variety of perimeter security missions. The project will be performed over approximately one year. The UAS will also include systems such as the Universal Ground Control Stations ("UGCS"), Elbit Systems Electro-Optics Elop's highly advanced DCoMPASS™ payload systems, as well as satellite communication systems.

On February 10, 2012, the Company announced, further to its announcement of December 22, 2011, the anticipated impact on the Company’s 2011 fourth quarter net profit as a result of the cessation of a program with a foreign customer (the “Program”). The Company expects that as a result of the cessation of the Program the Company’s 2011 fourth quarter net profit will be reduced by approximately $60 to $65 million. This amount is a result of write-off of inventories as well as other anticipated costs resulting from the cessation. The Company is currently in discussions with the Israeli Ministry of Defense regarding arrangements with respect to claims of the Company as a result of cessation of the Program. Upon the closure of the fourth quarter 2011 financial results, the Company recorded the net impact of this event in an amount of approximately $62 million.

     Earning Release

In connection with bank credits, guarantees and loans, the Company and certain subsidiaries are obligated to meet certain financial covenants. Such covenants include requirements for shareholders' equity, current ratio, operating profit margin, tangible net worth, EBITDA, interest coverage ratio and total leverage. As a result of recognition of the expense due to the cessation of a program with a foreign customer in December 2011, as of December 31, 2011, the Company did not meet one of its covenants. Subsequent to the balance sheet date, in March 2012, the banks waived such covenant through March 31, 2013, and accordingly the Company’s bank credits and loans were not negatively affected as of December 31, 2011.

Dividend:

The Board of Directors declared a dividend of $0.30 per share for the fourth quarter of 2011. The dividend’s record date is April 3, 2012, and the dividend will be paid on April 16, 2012, net of taxes and levies, at the rate of 20%.

Conference Call:

The Company will be hosting a conference call today, Tuesday, March 14, 2012 at 10:00 a.m. Eastern Time. On the call, management will review and discuss the results and will be available to answer questions.

To participate, please call one of the teleconferencing numbers that follow. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Numbers: 1 888 668 9141
UK Dial-in Number: 0 800 917 5108
ISRAEL Dial-in Number: 03 918 0609
INTERNATIONAL Dial-in Number:  +972 3 918 0609

at: 10:00am Eastern Time; 7:00am Pacific Time; 2:00pm UK Time; 4:00pm Israel Time

This call will also be broadcast live on Elbit Systems’ web-site at http://www.elbitsystems.com. An online replay will be available from 24 hours after the call ends.

Alternatively, for two days following the call, investors will be able to dial a replay number to listen to the call. The dial-in numbers are:

1 888 782 4291 (US) or +972 3 925 5904 (Israel and International).

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About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance ("C4ISR"), unmanned aircraft systems ("UAS"), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services. For additional information, visit: www.elbitsystems.com.

Attachments:

Consolidated balance sheet
Consolidated statements of income
Condense consolidated statements of cash flow
Consolidated revenue distribution by areas of operation and by geographical regions

Company Contact:

Joseph Gaspar, Executive VP & CFO
Tel:  +972-4-8316663
j.gaspar@elbitsystems.com
Dalia Rosen, VP, Head of Corporate Communications
Tel: +972-4-8316784
dalia.rosen@elbitsystems.com
Elbit Systems Ltd.
IR Contact: Ehud Helft Kenny Green CCG Investor Relations Tel: 1-646-201-9246 elbitsystems@ccgisrael.com

This press release contains forward looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.

(FINANCIAL TABLES TO FOLLOW)

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ELBIT  SYSTEMS LTD.
CONSOLIDATED BALANCE SHEETS
(In thousands of US Dollars)

	December 31,	December 31,
	2011	2010
	Audited	Audited
Assets

Current assets:
Cash and cash equivalents	$202,577	$151,059
Short-term bank deposits and marketable securities	21,693	63,486
Trade and unbilled receivables, net	669,524	702,364
Other receivables and prepaid expenses	180,024	166,124
Inventories, net of customers advances	761,269	665,270
Total current assets	1,835,087	1,748,303

Investments in affiliated companies, partnership and other companies	110,159	89,814
Available-for-sale marketable securities	-	7,179
Long-term trade and unbilled receivables	162,762	90,343
Long-term bank deposits and other receivables	12,215	44,401
Deferred income taxes, net	36,130	29,892
Severance pay fund	283,477	302,351
	604,743	563,980

Property, plant and equipment, net	517,608	503,851
Goodwill and other intangible assets, net	763,072	799,639
Total assets	$3,720,510	$3,615,773

Liabilities and Equity

Short-term bank credit and loans	$2,998	$15,115
Current maturities of long-term loans and Series A Notes	127,627	43,093
Trade payables	316,264	360,736
Other payables and accrued expenses	743,866	648,121
Customer advances in excess of costs incurred on contracts in progress	407,222	302,691
	1,597,977	1,369,756

Long-term loans, net of current maturities	302,255	292,039
Series A Notes, net of current maturities	235,319	273,357
Employee benefit liabilities	394,115	395,303
Deferred income taxes and tax liabilities, net	48,467	55,936
Customer advances in excess of costs incurred on contracts in progress	154,696	177,191
Other long-term liabilities	59,961	46,740
	1,194,813	1,240,566

Elbit Systems Ltd.'s equity	898,337	966,693
Non-controlling interests	29,383	38,758
Total equity	927,720	1,005,451
Total liabilities and equity	$3,720,510	$3,615,773

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ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands of US Dollars, except for share and per share amounts)

	Year Ended December 31,		Three Months Ended December 31,
	2011	2010	2011	2010
	Audited		Unaudited
Revenues	2,817,465	2,670,133	841,863	798,749
Cost of revenues	2,085,451	1,872,263	700,164	566,891
Gross profit	732,014	797,870	141,699	231,858

Operating expenses:
Research and development, net	241,092	234,131	75,956	68,471
Marketing and selling	235,909	229,942	65,080	65,889
General and administrative	139,349	131,200	34,762	40,831
Other operating income, net	-	(4,756)	-	-
	616,350	590,517	175,798	175,191

Operating income (loss)	115,664	207,353	(34,099)	56,667

Financial income (expenses), net	(13,569)	(21,251)	9,551	(11,593)
Other income (loss), net	1,909	13,259	544	(180)
Income before income taxes	104,004	199,361	(23,994)	44,894
Taxes on income	13,624	24,037	(6,941)	2,431
	90,380	175,324	(17,053)	42,463

Equity in net earnings of affiliated companies and partnership	15,377	18,796	4,751	5,591
Income (loss) from continuing operations	105,757	194,120	(12,302)	48,054
Income (loss) from discontinued operations, net	(15,977)	921	(347)	921
Net income	89,780	195,041	(12,649)	48,975

Less: net loss (income) attributable to non-controlling interests	508	(11,543)	(393)	(5,289)
Net income attributable to Elbit Systems Ltd.'s shareholders	90,288	183,498	(13,042)	43,686

Earnings per share attributable to Elbit Systems Ltd.'s shareholders:
Basic net earnings (losses) per share
Continuing operations	2.33	4.29	(0.30)	1.01
Discontinued operations	(0.22)	0.01	(0.01)	0.01
Total	2.11	4.30	(0.31)	1.02
Diluted net earnings (losses) per share
Continuing operations	2.31	4.24	(0.30)	1.00
Discontinued operations	(0.22)	0.01	(0.01)	0.01
Total	2.09	4.25	(0.31)	1.01
Weighted average number of shares used in computation of basic earnings per share (in thousands)	42,764	42,645	42,736	42,685
Weighted average number of shares used in computation of diluted earnings per share (in thousands)	43,131	43,217	42,736	43,190

Amounts attributable to Elbit Systems Ltd.'s common shareholders
Income from continuing operations, net of income tax	99,778	182,951	(12,836)	43,139
Discontinued operations, net of income tax	(9,490)	547	(206)	547
Net income attributable to Elbit Systems Ltd's shareholders	90,288	183,498	(13,042)	43,686

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ELBIT  SYSTEMS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOW
(In thousands of US Dollars)

	Year Ended December 31,
	2011	2010
	Audited
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	89,780	195,041
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	150,618	132,141
Write-off impairment and discontinued operations, net	15,977	1,284
Stock based compensation	1,996	5,211
Amortization of Series A Notes discount and related issuance costs	422	(258)
Deferred income taxes and reserve, net	(8,777)	(28,162)
Gain on sale of property, plant and equipment	(1,645)	(1,426)
Loss (gain) on sale of investment	2,189	(19,151)
Equity in net earnings of affiliated companies and partnership, net of dividend received (*)	(270)	(8,791)
Changes in operating assets and liabilities, net of amounts acquired:
Increase in short and long-term trade receivables, and prepaid expenses	(65,062)	(84,708)
Increase in inventories, net	(95,363)	(49,724)
Increase in trade payables, other payables and accrued expenses	17,225	76,807
Severance, pension and termination indemnities, net	1,879	4,160
Increase (decrease) in advances received from customers	81,946	(36,396)
Net cash provided by operating activities	190,915	186,028

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property, plant and equipment	(121,977)	(138,644)
Acquisition of subsidiaries and business operations	(12,173)	(229,556)
Investments in affiliated companies and other companies	(13,555)	(4,956)
Proceeds from sale of property, plant and equipment	15,059	10,667
Proceeds from sale of investments	329	27,941
Investment in long-term deposits	(609)	(14,484)
Proceeds from sale of long-term deposits	40,396	30,240
Investment in short-term deposits and available for sale securities	(88,842)	(189,345)
Proceeds from sale of short-term deposits and available for sale securities	126,306	252,550
Net cash used in investing activities	(55,066)	(255,587)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from exercise of options	3,833	3,590
Purchase of non-controlling interests	(71,000)	-
Repayment of long-term bank loans	(73,666)	(488,657)
Proceeds from long-term bank loans	172,303	387,692
Proceeds from issuance of Series A Notes	-	283,213
Series A Notes issuance costs	-	(2,530)
Purchase of treasury shares	(10,101)	-
Repayment of Series A Notes and convertible debentures	(29,998)	-
Purchase of convertible debentures of a subsidiary	(2,121)	-
Dividends paid	(61,633)	(63,137)
Tax benefit in respect of options exercised	169	710
Change in short-term bank credit and loans, net	(12,117)	(40,972)
Net cash provided by (used in) financing activities	(84,331)	79,909

NET INCREASE IN CASH AND CASH EQUIVALENTS	51,518	10,350
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	151,059	140,709
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	202,577	151,059
* Dividend received from affiliated companies and partnership	15,107	10,925

     Earning Release

ELBIT  SYSTEMS LTD.
DISTRIBUTION OF REVENUES

Consolidated Revenues by Areas of Operation:

	Year Ended				Three Months Ended
	December 31,				December 31,
	2011		2010		2011		2010
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Airborne systems	969.4	34.4	791.1	29.6	274.2	32.6	216.6	27.1
Land systems	405.3	14.3	363.2	13.6	121.2	14.4	117.9	14.8
C4ISR systems	996.4	35.4	1,019.1	38.2	291.7	34.7	288.3	36.1
Electro-optic systems	300.2	10.7	368.8	13.8	102.3	12.1	135.5	17.0
Other (mainly non-defense engineering and production services)	146.2	5.2	127.9	4.8	52.5	6.2	40.4	5.0
Total	2,817.5	100.0	2,670.1	100.0	841.9	100.0	798.7	100.0

Consolidated Revenues by Geographical Regions:

	Year Ended				Three Months Ended
	December 31,				December 31,
	2011		2010		2011		2010
	$ millions	%	$ millions	%	$ millions	%	$ millions	%
Israel	697.8	24.8	651.0	24.4	186.3	22.1	192.1	24.1
United States	890.4	31.6	844.0	31.6	238.2	28.3	254.4	31.8
Europe	545.5	19.3	541.7	20.3	192.6	22.9	151.6	19.0
Other countries	683.8	24.3	633.4	23.7	224.8	26.7	200.6	25.1
Total	2,817.5	100.0	2,670.1	100.0	841.9	100.0	798.7	100.0